Filed Pursuant to Rule 424(b)(5)
Registration No. 333-277565
Prospectus Supplement No. 1
(To prospectus and prospectus supplement, each dated March 28, 2024)

$4,500,000
Ordinary Shares

We have entered into an At-The-Market Issuance Sales Agreement, or Sales Agreement, with Lake Street Capital Markets, LLC, or Lake Street, relating to our ordinary shares, par value NIS 0.20 per share, offered by this prospectus supplement and the accompanying (i) prospectus supplement dated March 28, 2024, referred to as the original Sales Agreement prospectus supplement, and (ii) prospectus dated March 28, 2024, referred to as the prospectus. In accordance with the terms of the Sales Agreement, from time to time we may offer and sell ordinary shares through Lake Street, acting as sales agent.

Our ordinary shares are listed on the Nasdaq Stock Market, or Nasdaq, and the Tel Aviv Stock Exchange Ltd., or TASE, under the symbol “EVGN.” The last reported sale price of our ordinary shares on Nasdaq on August 22, 2024 was $3.55 per share.

We are filing this prospectus supplement to supplement and amend, as of August 22, 2024, the accompanying original Sales Agreement prospectus supplement and prospectus to reduce the maximum aggregate gross sales price of our ordinary shares that may be offered, issued and sold under the Sales Agreement, including ordinary shares previously sold, to $4,500,000, which we refer to as the Sales Agreement offering size reduction. Under the original Sales Agreement prospectus supplement, we initially registered up to $7,300,000 of our ordinary shares for offer and sale pursuant to the Sales Agreement. As of the date of the filing of this prospectus supplement, we have sold 100,000 ordinary shares that are covered by the original Sales Agreement prospectus supplement pursuant to the Sales Agreement for an aggregate gross sales price of $85,010.

The purpose of this prospectus supplement is to update the accompanying original Sales Agreement prospectus supplement to reflect the Sales Agreement offering size reduction. Except as modified by this prospectus supplement, the terms of the at-the-market offering described in the original Sales Agreement prospectus supplement remain unchanged, and the Sales Agreement remains in full force and effect.

Pursuant to General Instruction I.B.5 of Form F-3, in no event will we sell our ordinary shares in a primary public offering with a value exceeding more than one-third of the aggregate market value of our voting and non-voting common equity held by non-affiliates in any 12-month period as long as the aggregate market value of our outstanding voting and non-voting common equity held by non-affiliates is less than $75,000,000.

Investing in our securities involves risks. See “Risk Factors” beginning on pages S-6 and 2 of the original Sales Agreement prospectus supplement and the prospectus, respectively, and in the documents we incorporate by reference into the accompanying original Sales Agreement prospectus supplement and prospectus, as well as the risks and uncertainties described in other documents we file with the Securities and Exchange Commission, or SEC.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement, or the accompanying original Sales Agreement prospectus supplement or prospectus. Any representation to the contrary is a criminal offense.

Lake Street

The date of this prospectus supplement is August 22, 2024